SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

YOUTHSTREAM MEDIA NETWORKS, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

987819109

(CUSIP Number)

Jess M. Ravich, 11766 Wilshire Boulevard, Suite 870, Los Angeles, California 90025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987819109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jess M. Ravich, Tia P. Ravich, and the Ravich Revocable Trust of 1989

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Jess M. Ravich and Tia P. Ravich are citizens of the United States. The Ravich Revocable Trust of 1989 is a California revocable trust.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,360,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,360,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,360,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.85

14.	Type of Reporting Person (See Instructions) IN, OO

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to shares of Common Stock, $.01 par value of YouthStream Media Networks, Inc. (the “Issuer”).  The principal executive office of the Issuer is: 244 Madison Avenue, PMB #358, New York, NY 10016.

Item 2.	Identity and Background

This Statement is being filed by the following persons:  Jess M. Ravich, Tia P. Ravich and the Ravich Revocable Trust of 1989 (each, a “Reporting Person”, and collectively, the “Reporting Persons”). The business address of the Reporting Persons is

c/o Libra Securities, LLC, 11776 Wilshire Boulevard, Suite 870, Los Angeles, CA 90025

The present principal occupation of Jess M. Ravich is President and Chief Executive Officer of Libra Securities, LLC (“Libra”). Libra is an NASD registered broker-dealer specializing in the sales, trading and placement of debt securities.  Libra’s address is 11766 Wilshire Boulevard, Suite 870, Los Angeles, CA 90025.

None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jess M. Ravich and Tia P. Ravich are citizens of the United States. The Ravich Revocable Trust of 1989 (the “Ravich Revocable Trust”) is a California revocable trust.
Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons beneficially own an aggregate of 2,360,000 shares of the Issuer’s Common Stock, comprised of 1,860,000 shares of Common Stock (the “Shares”) and two warrants to purchase an aggregate of 500,000 shares of Common Stock, exercisable at a price of $0.11 per share as to 400,000 Shares and at a price of $0.16 per share as to 100,000 Shares (collectively, the “Warrants”) all expiring August 31, 2008.

1,100,000 of the Shares were acquired in open market purchases from September 2000 through March 2002 using the Reporting Persons’ existing personal funds.  The remaining 760,000 Shares were acquired pursuant to a Restructuring Agreement dated January 20, 2003, as amended, by and among the Issuer, the Ravich Revocable Trust and certain other holders of the Issuer’s indebtedness (the “Restructuring Agreement”).  Pursuant to the Restructuring Agreement, the Ravich Revocable Trust surrendered to the Issuer for cancellation $12,000,000 aggregate principal amount of the Issuer’s 11.0% Subordinated Notes due 2004 in exchange for (i) 760,000 shares of Common Stock, (ii) 1,000,000 shares of nonconvertible preferred stock, (iii) a $3,000,000 promissory note, and (iv) $1,500,000 in cash.

One of the Warrants to acquire 400,000 Shares was issued to the Ravich Revocable Trust as of August 13, 2003, as partial consideration for a loan made to a subsidiary of the Issuer in the aggregate principal amount of $100,000. Another Warrant to acquire 100,000 Shares was issued to the Ravich Revocable Trust as of August 28, 2003, as partial consideration for a loan made to the Issuer in the aggregate principal amount of $25,000.  Neither loan bears any interest except in the case of a default.  Both loans are due on December 31, 2003.  The Reporting Persons used existing personal funds to effect this transaction.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares and Warrants for investment.  Except as described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Pursuant to the Restructuring Agreement, all of the Issuer’s previous directors and officers resigned, and three new directors were appointed.  Jonathan V.  Diamond, who previously had been a director and interim Chief Executive Officer of the Issuer, was appointed as Chairman of the Board of Directors, and Hal G. Byer and Robert Scott Fritz were appointed as directors of the Issuer.  Mr.  Diamond was appointed as Chief Executive Officer and Robert N. Weingarten was appointed as Chief Financial officer.  Mr.  Byer and Mr.  Fritz were each contacted by Jess M. Ravich to serve on the Board.  Mr. Byer is an employee of Libra Securities, LLC (“Libra Securities”), the broker-dealer of which Jess M. Ravich is President and CEO.

During February 2003, the three new directors acquired options from the Ravich Revocable Trust to purchase certain of the shares of preferred stock that were issued pursuant to the Restructuring Agreement.  Specifically, each director acquired options to purchase an aggregate of $250,000 of such preferred stock, exercisable at estimated fair value.

The Issuer has made a capital contribution of $125,000 for a 1.00% membership interest in KES Holdings, LLC, a Delaware limited liability company (“KES Holdings”), which was recently formed to acquire certain assets of Kentucky Electric Steel, Inc., a Delaware company (“KES”), consisting of a steel mini-mill located in Ashland, Kentucky (the “Acquired Assets”).  Subsequently, on September 2, 2003, KES Holdings, through its subsidiary, KES Acquisition Company, LLC, a Delaware limited liability company (“KES Acquisition”), completed the acquisition of the Acquired Assets pursuant to Section 363 of the United States Bankruptcy Code for cash consideration of $2,650,000.  KES ceased production on or about December 16, 2002 and filed for a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on February 5, 2003.

In addition to the Issuer, investors in KES Holdings include, among others, affiliates of Libra, consisting of Libra’s parent entity, certain employees of Libra and the Ravich Revocable Trust of 1989.  Robert Scott Fritz, one of the directors of the Issuer, is also an investor in KES Holdings.  Jess M. Ravich, the President and Chief Executive Officer of Libra and the principal stockholder of Libra’s parent entity, is the manager of KES Holdings, but does not have a controlling equity interest in KES Holdings.  The contributions of the members of KES Holdings were used in part to fund the purchase price of the Acquired Assets, with the balance intended to be used for start-up costs, working capital purposes and deferred maintenance of the Acquired Assets.

The Issuer has had preliminary discussions with KES Holdings to acquire KES Acquisition.  Although there are presently no understandings, agreements or commitments between KES Holdings and the Issuer pursuant to which KES Holdings would be obligated to sell KES Acquisition to the Issuer, or pursuant to which the Issuer would be obligated to purchase KES Acquisition from KES Holdings, it is presently contemplated that, should such a transaction occur, it would involve the delivery by the Issuer to KES Holdings of a subordinated note for all or substantially all of the purchase consideration.  Such a transaction is subject to substantial risks, contingencies and uncertainties, including, among others, satisfactory completion of due diligence, preparation of definitive transaction documents, compliance with state and federal securities laws and regulations, additional debt and/or equity financing, and approval by the Issuer’s stockholders.  Accordingly, there can be no assurances that any transaction between the Issuer and KES Holdings ultimately will occur, or that if a transaction does occur, future operations of the steel mini-mill will be successful.

Item 5.	Interest in Securities of the Issuer
The Reporting Persons collectively own 2,360,000 shares of the Issuer’s Common Stock comprising 5.85% of the Issuer’s outstanding Common Stock.

The shares of Common Stock to which this Statement relates are owned of record by the Ravich Revocable Trust, of which Jess M. Ravich and Tia P. Ravich are co-trustees. Neither Jess M. Ravich nor Tia P. Ravich have the sole power to vote, direct the vote, dispose of or direct the disposition of the shares of Common Stock.  Jess M. Ravich and Tia P. Ravich, share the right to vote, direct the vote, dispose of and direct the disposition of the 2,360,000 shares of Common stock.

On August 13, 2003, the Company issued to the Ravich Revocable Trust a Warrant to acquire 400,000 shares of the Issuer’s Common Stock, at an exercise price of $.11 per share, as partial consideration for a loan made to a subsidiary of the Issuer, in the aggregate principal amount of $100,000. On August 28, 2003, the Company issued to the Ravich Revocable Trust another Warrant to acquire 100,000 shares of the Issuer’s Common Stock, at an exercise price of $.16 per share, as partial consideration for a loan made to the Issuer, in the aggregate principal amount of $25,000. Neither loan bears interest except in the event of a default, and both loans are due and payable on December 31, 2003.

No person other than the Reporting Persons has rights with respect to the economic or voting interests associated with the Warrants or the Shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 13, 2003, the Issuer issued a Warrant to the Ravich Revocable Trust to acquire 400,000 Shares exercisable at $0.11 per Share, in the form of a Warrant Certificate, which sets forth the respective rights and duties of the parties. Additionally, on August 13, 2003, the Issuer and the Ravich Revocable Trust, entered into a Warrant Holder Rights Agreement, giving the Ravich Revocable Trust certain “piggy-back” registration rights with respect to registration of the shares issuable under the Warrant.

On August 28, 2003, the Issuer issued another Warrant to the Ravich Revocable Trust to acquire 100,000 Shares exercisable at $0.16 per Share, in the form of a Warrant Certificate, which sets forth the respective rights and duties of the parties. Additionally, on August 28, 2003, the Issuer and the Ravich Revocable Trust, entered into a Warrant Holder Rights Agreement, giving the Ravich Revocable Trust certain “piggy-back” registration rights with respect to the shares issuable under the Warrant.

Item 7.	Material to Be Filed as Exhibits
Attached hereto as Exhibit 1 is the Joint Filing Agreement of the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2003

Signature: Ravich Revocable Trust of 1989

By:	/s/ Jess M. Ravich
Jess M. Ravich, Co-Trustee

By:	/s/ Tia P. Ravich
Tia P. Ravich, Co-Trustee

/s/ Jess M. Ravich
Jess. M. Ravich, an individual

/s/ Tia P. Ravich
Tia P. Ravich, an individual